SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
CHAPARRAL RESOURCES, INC.

(Name of Issuer)
Chaparral Resources, Inc.
Open Joint Stock Company
“Oil Company “LUKOIL”

(Name of Persons Filing Statement)
COMMON STOCK

(Title of Class of Securities)
159420207

(CUSIP Number of Class of Securities)

Alan D. Berlin	R. Joel Swanson, Esq.
Secretary	Baker Botts LLP
Chaparral Resources, Inc.	One Shell Plaza
2 Gannett Drive, Suite 418	910 Louisiana
White Plains, New York 10604	Houston, Texas 77002-4995
+1 (866) 599-3822	+1 (713) 229-1330

Vagit Alekperov	Richard J. Wilkie, Esq.
President	Akin Gump Strauss Hauer & Feld LLP
Open Joint Stock Company “Oil Company “LUKOIL”	Ducat Place II
Sretensky Blvd. 11	7 Gasheka Street
Moscow 101000 Russia	Moscow 123056 Russia
+7 (495) 927-4444	+7 (495) 783-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check appropriate box):
a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
         Check the following box if the filing is a final amendment reporting the results of the transaction. ☐
CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION* $88,646,045.80	AMOUNT OF FILING FEE** $9,485.13

*	For purposes of calculating the filing fee only. Determined by multiplying 15,283,801 shares of common stock, par value $0.0001 per share, of Chaparral Resources, Inc. by $5.80 per share. The number of shares of common stock is equal to the total number of outstanding shares of common stock of Chaparral Resources, Inc. entitled to receive the merger consideration.

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005, the amount of the filing fee was determined by multiplying $0.000107 by the transaction valuation.
         ☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,485.13
Form or Registration No.:	Schedule 14A
Filing Party:	Chaparral Resources, Inc.

Date Filed:	April 28, 2006

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Chaparral Resources, Inc., a Delaware corporation (“Chaparral”), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Open Joint Stock Company “Oil Company “LUKOIL” (“LUKOIL” and, together with Chaparral, the “Filing Persons”).
     Pursuant to an Agreement and Plan of Merger, dated as of March 13, 2006, among Chaparral, LUKOIL Overseas Holding Ltd. (“LUKOIL Overseas”) and NRL Acquisition Corp., NRL Acquisition will merge with and into Chaparral, and Chaparral will be the surviving corporation. Upon completion of the merger, each holder of issued and outstanding shares of Chaparral common stock will be entitled to receive $5.80 in cash, without interest, except for: (1) each share of Chaparral common stock held by LUKOIL Overseas or its affiliates, which will be converted into the right of Caspian Investments Resources Ltd., a company wholly owned indirectly by LUKOIL Overseas, to receive .00004361916 shares of the surviving corporation; (2) treasury shares of Chaparral common stock, which will be canceled and retired without any payment therefor; and (3) shares held by stockholders who properly exercise appraisal rights in accordance with Delaware law. Upon completion of the merger, Caspian Investments Resources Ltd. will be the sole stockholder of Chaparral as the surviving corporation.
     Concurrently with the filing of this Schedule 13E-3, Chaparral is filing an amendment to the preliminary proxy statement filed on April 28, 2006 (the “proxy statement”) pursuant to which Chaparral will notify its stockholders of, and solicit proxies from its stockholders for, a special meeting of stockholders for the purpose of approving the merger agreement. The information set forth in the proxy statement, including all schedules and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the exhibits thereto.

ITEM 1.	SUMMARY TERM SHEET.

The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” in the proxy statement is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	NAME AND ADDRESS. The information contained in the sections entitled “SUMMARY TERM SHEET” and “PARTIES TO THE MERGER” in the proxy statement is incorporated herein by reference.

(b)	SECURITIES. The information contained in the section entitled “MARKET AND MARKET PRICE—Number of Stockholders” in the proxy statement is incorporated herein by reference.

(c)	TRADING MARKET AND PRICE. The information contained in the section entitled “MARKET AND MARKET PRICE—Market Information” in the proxy statement is incorporated herein by reference.

(d)	DIVIDENDS. The information contained in the section entitled “MARKET AND MARKET PRICE—Dividends” in the proxy statement is incorporated herein by reference.

(e)	None.

(f)	PRIOR STOCK PURCHASES. The information contained in the sections entitled “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a), (b), (c)	NAME AND ADDRESS; BUSINESS AND BACKGROUND ENTITIES; BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “PARTIES TO THE MERGER” and “WHERE YOU CAN FIND

MORE INFORMATION” in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference. Chaparral, one of the Filing Persons, is also the subject company. During the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws:
1) to the best knowledge of Chaparral, each of Chaparral’s current directors or executive officers; and 2) to the best knowledge of LUKOIL, each current director or executive officer of LUKOIL.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) (1)	TENDER OFFERS. Not applicable.

(a) (2) (i)	TRANSACTION DESCRIPTION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

(a) (2) (ii)	CONSIDERATION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates,” “THE MERGER AGREEMENT—Payment of Merger Consideration and Surrender of Stock Certificates” and “THE MERGER AGREEMENT— Merger Consideration” in the proxy statement is incorporated herein by reference.

(a) (2) (iii)	REASONS FOR TRANSACTION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” and “SPECIAL FACTORS—Purpose and Structure of the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (iv)	VOTE REQUIRED FOR APPROVAL. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Vote Required” and “THE MERGER AGREEMENT—Conditions to the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (v)	DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS—Effects of the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (vi)	ACCOUNTING TREATMENT. The information contained in the section entitled “THE MERGER—Anticipated Accounting Treatment of the Merger” in the proxy statement is incorporated herein by reference.

(a) (2) (vii)	INCOME TAX CONSEQUENCES. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER— Material United States Federal Income Tax Consequences” in the proxy statement is incorporated herein by reference.

(c)	DIFFERENT TERMS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Effects of the Merger” and “THE MERGER AGREEMENT—Payment of Merger Consideration and Surrender of Stock Certificates” in the proxy statement is incorporated herein by reference.

(d)	APPRAISAL RIGHTS. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER — Appraisal Rights” in the proxy statement is incorporated herein by reference.

(e)	PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information contained in the sections entitled “THE SPECIAL MEETING—Record Date and Voting Rights,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS — Provisions for Unaffiliated Stockholders” and “THE MERGER—Appraisal Rights” in the proxy statement is incorporated herein by reference.

(f)	ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	TRANSACTIONS. The information contained in the sections entitled “COMMON STOCK PURCHASE INFORMATION” and “SPECIAL FACTORS—Certain Relationships and Related Transactions” in the proxy statement is incorporated herein by reference.

(b), (c)	SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Effects of the Merger” and “COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

(e)	AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Effects of the Merger” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	USE OF SECURITIES ACQUIRED. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Effects of the Merger” and “THE MERGER AGREEMENT—Payment of Merger Consideration and Surrender of Stock Certificates” in the proxy statement is incorporated herein by reference.

(c)	PLANS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER AGREEMENT” and “SPECIAL FACTORS—Plans for Chaparral” in the proxy statement is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a), (c)	PURPOSES; REASONS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of LUKOIL and NRL Acquisition as to Fairness” and “SPECIAL FACTORS—Purpose and Structure of the Merger” in the proxy statement is incorporated herein by reference.

(b)	ALTERNATIVES. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” in the proxy statement is incorporated herein by reference.

(d)	EFFECTS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of LUKOIL and NRL Acquisition as to Fairness,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER — Estimated Fees and Expenses of the Merger,” “THE MERGER— Material United States Federal Income Tax Consequences,” “THE MERGER AGREEMENT” and “SPECIAL FACTORS—Certain Benefits and Detriments of the Merger” in the proxy statement is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a), (b)	FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of LUKOIL and NRL Acquisition as to Fairness,” “SPECIAL FACTORS—Purpose and Structure of the Merger,” “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS—Presentations of LUKOIL’s Financial Advisors” in the proxy statement, and in Exhibit C to the proxy statement, “Opinion of Petrie Parkman & Co., Inc. dated March 10, 2006” is incorporated herein by reference.

(c)	APPROVAL OF SECURITY HOLDERS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date and Voting Information,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” and “THE MERGER AGREEMENT—Conditions to the Merger,” in the proxy statement is incorporated herein by reference.

(d)	UNAFFILIATED REPRESENTATIVE. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” and “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” in the proxy statement is incorporated herein by reference.

(e)	APPROVAL OF DIRECTORS. The information contained in the sections entitled “SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” in the proxy statement is incorporated herein by reference.

(f)	OTHER OFFERS. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” in the proxy statement is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) — (c)	REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,”

“SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee,” “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” and “SPECIAL FACTORS—Presentations of LUKOIL’s Financial Advisors” in the proxy statement, and in Exhibit C to the proxy statement, “Opinion of Petrie Parkman & Co., Inc. dated March 10, 2006,” is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)	SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER—Merger Financing; Sources of Funds” in the proxy statement is incorporated herein by reference.

(c)	EXPENSES. The information contained in the sections entitled “SUMMARY TERM SHEET,” “THE SPECIAL MEETING—Proxy Solicitation,” “THE MERGER—Estimated Fees and Expenses of the Merger” and “THE MERGER AGREEMENT—Fees and Expenses” in the proxy statement is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	SECURITIES OWNERSHIP. The information contained in the sections “SPECIAL MEETING—Vote Required,” “SPECIAL FACTORS—Interests of Directors and Officers in the Merger” and “COMMON STOCK PURCHASE INFORMATION” in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference.

(b)	SECURITIES TRANSACTIONS. The information contained in the sections entitled “COMMON STOCK PURCHASE INFORMATION” in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)	INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE SPECIAL MEETING—Record Date and Voting Rights” in the proxy statement is incorporated herein by reference.

(e)	RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” in the proxy statement is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	FINANCIAL INFORMATION. The information contained in the sections entitled “CHAPARRAL RESOURCES, INC. SELECTED HISTORICAL FINANCIAL DATA,” “RATIO OF EARNINGS TO FIXED CHARGES” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement, and in Item 8, “Financial Statements and Supplementary Data,” of Chaparral’s most recent Annual Report on Form 10-K, is incorporated herein by reference.

(b)	PRO FORMA INFORMATION. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b)	SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections entitled “SPECIAL FACTORS—Presentations of LUKOIL’s Financial Advisors,” “THE SPECIAL MEETING—Proxy Solicitation” and “THE MERGER—Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b)	OTHER MATERIAL INFORMATION. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “THE MERGER—Litigation Relating to the Merger” in the proxy statement is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)(1)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2006 (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(2)	Preliminary form of Proxy Card, filed with the Securities and Exchange Commission together with the Preliminary Proxy Statement on Schedule 14A on April 28, 2006 (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Press Release, dated March 13, 2006 (incorporated hereby by reference to Exhibit 99.1 to Chaparral’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2006).

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)(1)	Fairness Opinion of Petrie Parkman & Co., Inc. dated March 10, 2006 (incorporated herein by reference to Exhibit C to the Preliminary Proxy Statement).

(c)(2)	Written Materials of Petrie Parkman & Co., Inc. presented to the Special Committee of the Board of Directors of Chaparral Resources, Inc. on March 10, 2006

(c)(3)	Written Materials of Petrie Parkman & Co., Inc. presented to the Special Committee of the Board of Directors of Chaparral Resources, Inc. on January 27, 2006

(c)(4)	Written Materials of Petrie Parkman & Co., Inc. presented to the Special Committee of the Board of Directors of Chaparral Resources, Inc. on February 21, 2006

(c)(5)	Fairness Opinion of BMO Nesbitt Burns dated October 28, 2005

(c)(6)	Valuation Report of Aton Capital Limited dated January 13, 2006

(c)(7)	Valuation Report of Aton Capital Limited dated March 13, 2006

(d)	Agreement and Plan of Merger, dated as of March 13, 2006, among Chaparral, Lukoil and NRL Acquisition (incorporated herein by reference to Exhibit A to the Preliminary Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the Preliminary Proxy Statement).

(g)	Not applicable.
SIGNATURES
     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: June 19, 2006

CHAPARRAL RESOURCES, INC.
By:	/s/ Charles Talbot
Vice President Finance and Chief Financial Officer

OPEN JOINT STOCK COMPANY "OIL COMPANY "LUKOIL''
By:	/s/ Oktay Movsumov
Attorney in fact for Vagit Alekperov, President